UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Amendment No. 2)

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Simplicity Esports and Gaming Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82887P100

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)	☐
Rule 13d-1(c)	☒
Rule 13d-1(d)	☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 82887P100	Schedule 13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS THE K2 Principal Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 336,709
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 336,709

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,709
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.13%*
12	TYPE OF REPORTING PERSON PN

* The reporting person beneficially owns 336,709 shares (including 285,048 shares issuable upon conversion of 285,048 warrants)

CUSIP No. 82887P100	Schedule 13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS K2 Genpar 2017 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 336,709
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 336,709

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,709
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.13%*
12	TYPE OF REPORTING PERSON CO

* The reporting person beneficially owns 336,709 shares (including 285,048 shares issuable upon conversion of 285,048 warrants)

CUSIP No. 82887P100	Schedule 13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS SHAWN KIMEL INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 336,709
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 336,709

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,709
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.13%*
12	TYPE OF REPORTING PERSON CO

* The reporting person beneficially owns 336,709 shares (including 285,048 shares issuable upon conversion of 285,048 warrants)

CUSIP No. 82887P100	Schedule 13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 336,709
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 336,709

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,709
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.13%*
12	TYPE OF REPORTING PERSON CO

* The reporting person beneficially owns 336,709 shares (including 285,048 shares issuable upon conversion of 285,048 warrants)

CUSIP No. 82887P100	Schedule 13G	Page 6 of 12 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is Simplicity Esports and Gaming Company

Item 1(b).	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 7000 W. Palmetto Park Road, Suite 505 Boca Raton, FL 33433

Item 2(a).	Name of Person Filing:

The persons filing this statement are Shawn Kimel Investments, Inc., an Ontario corporation (“SKI“), The K2 Principal Fund, L.P., an Ontario limited partnership (the “Fund“), K2 Genpar 2017 Inc., an Ontario corporation and the General Partner to the Fund (“Genpar 2017“), and K2 & Associates Investment Management Inc., an Ontario corporation (“K2 & Associates“). Together SKI, the Fund, Genpar2017, and K2 & Associates are the “Reporting Persons“).

Mr. Gosselin is Vice president of SKI, Secretary of Genpar 2017, and President of K2 & Associates. K2 & Associates is a direct 66.5% owned subsidiary of SKI, and is the investment manager of the Fund

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2 Bloor St West, Suite 801, Toronto, Ontario, M4W 3E2

Item 2(c).	Citizenship:

Mr. Gosselin is a citizen of Canada.

The Fund is an Ontario limited partnership.

Each of SKI and GenPar 2017 Inc and K2 & Associates is an Ontario corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

82887P100

CUSIP No. 82887P100	Schedule 13G	Page 7 of 12 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

CUSIP No. 82887P100	Schedule 13G	Page 8 of 12 Pages

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The K2 Principal Fund, L.P.

(a)	Amount beneficially owned:	336,709
(b)	Percent of class:	4.13%*
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	336,709
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	336,709

K2 Genpar 2017 Inc.

(a)	Amount beneficially owned:	336,709
(b)	Percent of class:	4.13%*
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	336,709
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	336,709

SHAWN KIMEL INVESTMENTS, INC.

(a)	Amount beneficially owned:	336,709
(b)	Percent of class:	4.13%*
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	336,709
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	336,709

CUSIP No. 82887P100	Schedule 13G	Page 9 of 12 Pages

K2 & Associates Investment Management Inc..

(a)	Amount beneficially owned:	336,709
(b)	Percent of class:	4.13%*
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	336,709
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	336,709

336,709 Common Stock held of record including the issuance of 285,048 ordinary shares from the conversion of 285,048 warrants held by K2, (and may be deemed to be beneficially owned) by The K2 Principal Fund, L.P. See Item 2(a) above for a description of the corporate structure of the Reporting Persons. Each of the Reporting Persons may be deemed to be beneficial owners of the 336,709 shares of the Issuer's Common Stock that are held by The K2 Principal Fund, L.P. Mr. Daniel Gosselin is vice president of SKI, Secretray of GenPar 2017 and President of K2 & ASSOCIATES, and exercises ultimate voting and investment powers over the 336,709 shares of the Issuer's Units that are held of record by The K2 Principal Fund, L.P

The percentages used in this Schedule 13G are calculated based upon a total of 8,144,022 shares outstanding. This is from the base 7,858,975 ordinary shares issued and outstanding as of January 10, 2020, as reported in the companies 10-Q filed with the SEC on January 13, 2020 plus an additional 285,048 shares from the conversion of 285,048 warrants held by K2.

Item 5.         Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.         Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 82887P100	Schedule 13G	Page 10 of 12 Pages

Item 9.         Notice of Dissolution of Group.

Not applicable.

Item 10.        Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 82887P100	Schedule 13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2019

THE K2 PRINCIPAL FUND, L.P.

By:	K2 Genpar 2017 Inc., its General Partner

By:	/s/ Daniel Gosselin
Daniel Gosselin
Secretary

K2 Genpar 2017 Inc.

By:	/s/ Daniel Gosselin
Daniel Gosselin
Secretary

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

/s/ Daniel Gosselin
K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 82887P100	Schedule 13G	Page 12 of 12 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 13, 2020

THE K2 PRINCIPAL FUND, L.P.

By:	K2 Genpar 2017 Inc., its General Partner

By:	/s/ Daniel Gosselin
Daniel Gosselin
Secretary

K2 Genpar 2017 Inc.

By:	/s/ Daniel Gosselin
Daniel Gosselin
Secretary

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
Vice President

K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
President